

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2017

Anna Protopapas
President and Chief Executive Officer
Mersana Therapeutics, Inc.
840 Memorial Drive
Cambridge, MA 02139

>   **Re: Mersana Therapeutics, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 1, 2017**
>   **Letter dated June 2, 2017**
>   **File No. 333-218412**

Dear Ms. Protopapas:

We have reviewed your registration statement and letter dated June 2, 2017 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Letter dated June 2, 2017

Critical Accounting Policies and Estimates
Common Stock Valuation Methodologies, page 74

1.   In your letter dated June 2, 2017 you state that the IPO price assumes the conversion of the Company's convertible preferred stock to common stock upon the completion of this offering. However, on page F-33 of Form S-1 you disclose that "Each share of Preferred Stock will automatically convert into shares of common stock... upon the closing of an initial public offering for which the offering price is not less than two times the original issue price of the Series C-1 preferred Stock." Since you also disclose on page F-32 that Series C-1 were issued at $2.25568 per share, your estimated IPO price range does not appear to satisfy the condition for the automatic conversion. Please tell us whether the

holders of at least a majority of the outstanding shares of Preferred Stock have voted to or provided written consent to convert their preferred stock into common stock at the time of the IPO or why such assumption is appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Marc A. Rubenstein